UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Reata Pharmaceuticals, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

75615P103
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 75615P103		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,361,180 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,361,180 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,361,180 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
357,877 (1), (2)

	8	SHARED VOTING POWER
4,416,866 (1)

	9	SOLE DISPOSITIVE POWER
324,660 (1), (2)

	10	SHARED DISPOSITIVE POWER
4,450,083 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,774,743 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This amount includes 17,958 shares of Class B Common Stock that are obtainable upon exercise of options granted to the Reporting Person, of which options to acquire 8,773 shares of Class B Common Stock are currently exercisable.

(3) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
249,412 (1)

	8	SHARED VOTING POWER
4,446,775 (1)

	9	SOLE DISPOSITIVE POWER
216,195 (1)

	10	SHARED DISPOSITIVE POWER
4,479,992 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,696,187 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

Page 5 of 9 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063.  This Amendment No. 9 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016, as amended by Amendment No. 1, filed with the SEC on June 28, 2016,  Amendment No. 2, filed with the SEC on July 1, 2016, Amendment No. 3, filed with the SEC on August 9, 2016, Amendment No. 4, filed with the SEC on August 19, 2016, Amendment No. 5, filed with the SEC on December 6, 2016, Amendment No. 6, filed with the SEC on December 20, 2016, Amendment No. 7, filed with the SEC on January 4, 2017, and Amendment No. 8, filed with the SEC on March 6, 2017 (collectively, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D.   This Amendment No. 9 is being filed to report the acquisition of shares of Class B Common Stock (“Class B Shares”) in a private transaction with another Class B Shareholder pursuant to a Purchase Agreement (defined herein) dated June 22, 2017, and the automatic conversion of certain of such Class B Shares into Shares.

Item 2.	Security and Issuer

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.  CPMG, Inc. (“CPMG”);

2.  R. Kent McGaughy, Jr., (“Mr. McGaughy”); and

3.  James W. Traweek, Jr., (“Mr. Traweek”).

This Schedule 13D relates to Shares and Class B Shares held by CPMG directly as well as Shares and Class B Shares held for the accounts of the following funds and managed account for which CPMG is the investment manager: (i) Kestrel Fund, L.P., a Texas limited partnership (“Kestrel Fund”); (ii) Willet Fund, L.P., a Texas limited partnership (“Willet Fund”); (iii) CD Fund, L.P., a Texas limited partnership (“CD Fund”); (iv) Mallard Fund, L.P., a Texas limited partnership (“Mallard Fund”); (v) Yellow Warbler, L.P., a Texas limited partnership (“Yellow Warbler”); (vi) Redbird Life Sciences Partners, L.P., a Texas limited partnership (“Redbird Life Sciences Partners”); (vii) Blackwell Partners LLC - Series A, a Delaware limited liability company (“Blackwell Account”); (viii) Crested Crane, LP, a Delaware limited partnership (“Crested Crane”); (ix) Flamingo Fund, LP, a Texas limited partnership (“Flamingo Fund”); (x) Gallopavo, LP, a Texas limited partnership (“Gallopavo”); (xi) Roadrunner Fund, LP, a Texas limited partnership (“Roadrunner Fund”); (xii) Sandpiper Fund, LP, a Texas limited partnership (“Sandpiper Fund”); and (xiii) Killdeer Fund, LP, a Texas limited partnership (“Killdeer Fund”, and, together with Kestrel Fund, Willet Fund, CD Fund, Mallard Fund, Yellow Warbler, Redbird Life Sciences Partners, Blackwell Account, Crested Crane, Flamingo Fund, Gallopavo, Roadrunner Fund and Sandpiper Fund, the “CPMG Funds”).  Each of Mr. McGaughy and Mr. Traweek are the sole shareholders and directors of CPMG.

This Schedule 13D also relates to Shares, Class B Shares and options to acquire Class B Shares held by Mr. McGaughy directly and indirectly: (i) through Lagos Trust, of which Mr. McGaughy serves as trustee; (ii) through Traweek Children’s Trust, of which Mr. McGaughy serves as trustee; and (iii) in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC.

This Schedule 13D also relates to Shares and Class B Shares held by Mr. Traweek directly and indirectly: (i) through JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner; (ii) through 1 Thessalonians 5:18 Trust, of which Mr. Traweek serves as trustee; (iii) through Esme Grace

SCHEDULE 13D

Page 6 of 9 Pages

McGaughy Trust, of which Mr. Traweek is trustee; (iv) through Mary Frances McGaughy Trust, of which Mr. Traweek is trustee; and (v) in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC.

The address of the principal business office of each of CPMG, Mr. McGaughy and Mr. Traweek is 2000 McKinney Ave, Suite 2125, Dallas, Texas 75201.

CPMG is a Texas corporation; each of Mr. McGaughy and Mr. Traweek are citizens of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Security and Issuer

Item 3 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 9 is incorporated by reference herein.

The working capital of the CPMG Funds that agreed to acquire the aggregate 1,200,000 Class B Shares pursuant to the Purchase Agreement (defined herein) will be used to pay the $30 million aggregate purchase price.

Item 4.	Security and Issuer

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 22, 2017, each of Willet Fund, Yellow Warbler, Blackwell Account, Gallopavo, Roadrunner Fund and Killdeer Fund entered into a private purchase agreement with Novo A/S and the Issuer (the “Purchase Agreement”), pursuant to which Nova A/S agreed to sell an aggregate of 1,200,000 Class B Shares, at a price of $25.00 per Class B Share, to the aforementioned CPMG Funds (the “Sale”), as follows:  (1) 102,120 Class B Shares to Willet Fund; (2) 355,591 Class B Shares to Yellow Warbler; (3) 33,656 Class B Shares to Blackwell Account; (4) 211,708 Class B Shares to Gallopavo; (5) 386,285 Class B Shares to Roadrunner Fund; and (6) 110,640 Class B Shares to Killdeer Fund.

Because none of Blackwell Account, Gallopavo, Roadrunner Fund and Killdeer Fund were holders of Class B Shares at the time of the Sale, then, pursuant to Section 4.4(b) of the Issuer’s Thirteenth Amended and Restated Certificate of Incorporation, the Class B shares sold to each of Blackwell Account, Gallopavo, Roadrunner Fund and Killdeer Fund shall automatically convert into Class A Shares, on a one-for-one basis.  As a result of such automatic conversion, and for no additional consideration:  (1) Blackwell Account shall acquire 33,656 Shares; (2) Gallopavo shall acquire 211,708 Shares; (3) Roadrunner Fund shall acquire 386,285 Shares; and (4) Killdeer Fund shall acquire 110,640 Shares.  Each of Willet Fund and Yellow Warbler continue to hold the Class B Shares acquired under the Purchase Agreement.

The Sale is anticipated to close no later than June 29, 2017, subject to closing conditions being met.  The Purchase Agreement contains customary terms regarding, among other things, representations and warranties.

Item 5.	Interest in Securities of the Issuer

Item 5 (a, b, c) of the Schedule 13D is hereby amended by adding the following:

SCHEDULE 13D

Page 7 of 9 Pages

(a, b) As of June 22, 2017, CPMG may be deemed to be the beneficial owner of 4,361,180 Shares (approximately 26.5% of the total number of Shares outstanding).  This amount includes 2,668,323 Shares and 1,692,857 Shares obtainable upon conversion of Class B Shares.  These Shares are held for the following accounts:

(A)	160,265 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	280,500 Shares and 114,946 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	109,415 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	333,533 Shares and 993,929 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	86,925 Shares held for the account of Blackwell Account;
(H)	37,909 Shares held for the account of Crested Crane;
(I)	63,481 Shares held for the account of Flamingo Fund;
(J)	442,560 Shares held for the account of Gallopavo;
(K)	697,032 Shares held for the account of Roadrunner Fund;
(L)	334,740 Shares held for the account of Sandpiper Fund;
(M)	110,640 Shares held for the account of Killdeer Fund; and
(N)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

As of June 22, 2017, Mr. McGaughy may be deemed to be the beneficial owner of 4,774,743 Shares (approximately 28.4% of the total number of Shares outstanding).  This amount includes 2,700,937 Shares, 2,055,848 Shares obtainable upon conversion of Class B Shares, and 17,958 Shares obtainable upon conversion of Class B Shares obtainable upon exercise of options granted to Mr. McGaughy, held as follows:

(A)	4,361,180 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)
25,004 Shares, 278,309 Shares obtainable upon conversion of Class B Shares, and 17,958 Shares obtainable upon conversion of Class B Shares obtainable upon exercise of options, held by Mr. McGaughy, over which he has sole voting and investment control;

(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;
(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

Of the Class B Share options granted to Mr. McGaughy, 8,773 have vested and are currently exercisable and 9,185 are scheduled to vest in four equal installments on September 14, 2017, December 14, 2017, March 14, 2018, and June 14, 2018, subject to continued service through each vesting date.

As of June 22, 2017, Mr. Traweek may be deemed to be the beneficial owner of 4,696,187 Shares (approximately 28.1% of the total number of Shares outstanding).  This amount includes 2,695,942 Shares and 2,000,245 Shares obtainable upon conversion of Class B Shares, held as follows:

SCHEDULE 13D

Page 8 of 9 Pages

(A)	4,361,180 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) 13,991,575 Shares outstanding as of May 8, 2017 (as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 10, 2017), and (2) the number of Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis (including the 742,289 Shares to be issued upon the automatic conversion of Class B Shares in connection with the Sale, as described further in Item 4 herein).

(c) The response to Item 4 of this Amendment No. 9 is incorporated by reference herein.  In addition, on June 14, 2017, in connection with his service as a director on the Issuer’s board of directors, Mr. McGaughy was awarded options to acquire 6,000 Class B Shares, plus opted to receive options to acquire 3,185 Class B Shares in lieu of director fees of $55,625.  These options have an exercise price of $25.52 per Class B Share, vest in four equal installments on September 14, 2017, December 14, 2017, March 14, 2018, and June 14, 2018, subject to continued service through each vesting date, and expire on June 14, 2027.

Item 6.	Security and Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 9 is incorporated by reference herein.

Item 7.	Security and Issuer

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit L:	Purchase Agreement, dated as of June 22, 2017.

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

June 23, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT L	Execution Copy

PURCHASE AGREEMENT

This Purchase Agreement, dated as of June 22, 2017, is by and among the funds listed on Schedule I hereto (each a “Purchaser” and, collectively, the “Purchasers”), Reata Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), and Novo A/S, a Danish limited liability company in the process of changing its name to “Novo Holdings A/S” (the “Seller”).  The Purchasers and the Seller are sometimes referred to collectively herein as the “Parties,” which term shall also refer to the Company for the purposes of Section 3.1, or an amendment of Section 3.1, only.

W I T N E S S E T H:

WHEREAS, the Purchasers desire to purchase from the Seller, and the Seller desires to sell to the Purchasers, the shares of Class B Common Stock of the Company set forth opposite such Purchaser’s name on Schedule I (the shares of Class B Common Stock being sold under this Agreement, the “Shares”);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

 PURCHASE AND SALE

Section 1.1 Purchase of Shares.  Subject to the terms and conditions of this Agreement, the Seller agrees to sell, convey, assign and transfer to each Purchaser, and each Purchaser, severally and not jointly, agrees to purchase at Closing from the Seller, the respective number of Shares listed opposite such Purchaser’s name in Schedule I hereto, free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, claim, equity, assessment or restriction of any kind or nature (“Encumbrance”), other than any liens or restrictions under (i) state and federal securities laws or the rules and regulations of any stock exchange, (ii) the Company’s organizational documents or (iii) the Company’s Seventh Amended and Restated Registration Rights Agreement, dated as of November 10, 2010 (“Permitted Encumbrance”).

Section 1.2 Purchase Price.  The consideration payable by each Purchaser to the Seller shall be $25.00 per Share.  The total consideration payable by each Purchaser is referred to herein as the “Purchase Price.”

Section 1.3 Closing.  The closing (the “Closing”) of the purchase and sale of the Shares shall occur at the New York offices of Sidley Austin llp no later than June 29, 2017 (the date on which the closing occurs, the “Closing Date”).  At the Closing, (a) each Purchaser shall deliver by wire transfer in immediately available funds to the Seller, the Purchase Price applicable to such Purchaser, and (b) the Seller shall direct American Stock Transfer & Trust Company, LLC (“AST”), the Company’s transfer agent for the Shares), to effect on its books and records the sale and transfer of the Shares to such Purchaser.  At or before the Closing, the Seller shall deliver to each Purchaser and AST (i) executed Transfer of Ownership Forms with signature guarantee by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, and (ii) any other documents that may be reasonably requested to effect the transfer of the Shares.  At or before the Closing, each Purchaser shall deliver (i) executed Transfer of Ownership Forms, including a substitute IRS Form W-9 executed by such Purchaser and (ii) any other documents that may be reasonably requested to effect the transfer of the Shares.  At Closing, the aggregate number of Shares to be sold, conveyed, assigned and transferred by Seller to the Purchasers, and purchased by the Purchasers, severally and not jointly, from the Seller, shall be all, and not less than all, of the total number of Shares set forth on Schedule I hereto.

ARTICLE II

 REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Seller.  The Seller hereby represents and warrants to each Purchaser, as of the date hereof and as of the Closing Date, as follows:

(a)    Valid Agreement  This Agreement has been duly authorized, executed and delivered by the Seller and constitutes the valid and legally binding obligations of the Seller, enforceable in accordance with its respective terms and conditions, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)    Noncontravention.  The execution and delivery of this Agreement and the sale and delivery of the Shares to be sold by the Seller and the consummation of the transactions contemplated herein and compliance by the Seller with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, any agreement or instrument to which the Seller is a party or by which the Seller may be bound, or to which any of the property or assets of the Seller is subject, nor will such action result in any violation of the provisions of the charter or by-laws or other organizational instrument of the Seller or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Seller or any of its properties.  There is no action, suit or proceeding, pending or threatened against the Seller that questions the validity of this Agreement or the right of the Seller to enter into this Agreement or to consummate the transactions contemplated hereby or thereby.

(c)    Consents and Approvals.  Neither the execution and delivery by the Seller of this Agreement, nor the consummation by the Seller of any of the transactions contemplated hereby, nor the performance by the Seller of this Agreement in accordance with its terms requires the Seller to obtain any consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party.

(d)    Title to Shares.  The Seller has, and at the Closing Time will have, valid title to the Shares free and clear of any Encumbrance, other than Permitted Encumbrances.  Upon the transfer of the Shares to each Purchaser on the books and records of AST pursuant to this Agreement and the consummation of the transactions contemplated hereby, such Purchaser will acquire valid title to the Shares, free and clear of any Encumbrance, other than Permitted Encumbrances.  All of the Shares are uncertificated, and the Seller does not hold, or have in its name, any Shares in certificated form.

(e)    No Broker.  The Seller has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker's fee, finder's or similar fee or commission in connection therewith or upon the consummation thereof.

(f)    No Reliance.  In making its decision to sell the Shares pursuant to this Agreement, the Seller has not requested, been furnished with, or relied on any information concerning the Company or the Shares that was provided to the Seller by any Purchaser.  The Seller acknowledges and agrees that (i) an employee of an affiliate of the Purchasers serves on the Board of Directors of the Company, (ii) the Purchasers or their respective affiliates or agents or any of the foregoing may now have, and in the future may have or acquire, non-public information with respect to the Shares or the Company in addition to any such information provided to the Seller by the Company, (iii) such non-public information may be material, and had it been provided to the Seller, might have affected the Seller’s decision with respect to selling Shares, and (iv) notwithstanding the foregoing, it agrees that each Purchaser, its affiliates and agents of any of the foregoing need not provide any such non-public information to it or any of its advisors or agents, it is not relying on any such information or its omission, and it hereby irrevocably and unconditionally waives any claims it might have had, whether under contract, tort, applicable law or otherwise, against any Purchaser or any affiliate thereof or any agent of any of the foregoing for any failure to provide any such non-public information.

(g)    Sophisticated Investor.  The Seller is a sophisticated investor and has such knowledge and experience in financial and business matters and expertise in assessing investment, divestment and other risks relating to the Shares and the Company that it is capable of evaluating the merits, risks and suitability of selling the Shares to the Purchasers.  The Seller or its duly authorized representatives have reviewed such information that it and its representative deem necessary to make the decision to enter into this Agreement and consummate the transactions contemplated hereby, including, but not limited to, such material non-public information that was provided to it in accordance with that certain Confidentiality Agreement, dated as of June 22, 2017, by and between the Seller and the Company.

(h)    General Solicitation.  Neither the Seller nor any person acting on behalf of the Seller has offered or sold any of the Shares by any form of general solicitation or general advertising.

Section 2.2 Representations and Warranties of the Purchasers.  Each Purchaser, severally and not jointly, hereby represents and warrants to the Seller, as of the date hereof and as of the Closing Date, as follows:

(a)    Valid Agreement.  This Agreement has been duly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser,

enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)    Consents.  Neither the execution and delivery by such Purchaser of this Agreement nor the consummation by it of any of the transactions contemplated hereby nor the performance by such Purchaser of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving of notice to, any governmental or public body or authority or any third party, except as have been obtained, made or given.

(c)    No Conflict.  Neither the execution and delivery by such Purchaser of this Agreement, nor the consummation by it of any of the transactions contemplated hereby, nor compliance by such Purchaser with any of the terms and conditions hereof will contravene any existing agreement, federal, state, county or local law, rule or regulation or any judgment, decree or order applicable to, or binding upon, such Purchaser.

(d) Status and Investment Intent.

(i)            Experience.  Such Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares. Such Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment.

(ii)            Accredited Investor.  Each Purchaser is an “accredited investor” that satisfies one or more of the criteria set forth in Rule 501 of the Securities Act.

(iii)            Purchase of Restricted Securities.  Such Purchaser is acquiring the Shares being purchased by it hereunder for its own account for investment purposes only and not with the view to, or with any intention of, any distribution thereof.  Such Purchaser does not have any direct or indirect arrangement, or understanding with any other persons to distribute, or regarding the distribution of, the Shares in violation of the Securities Act or any applicable state securities law. Such Purchaser understands that the transfer of the Shares to it by the Seller has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Shares are characterized as “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Purchaser must hold the Shares indefinitely unless subsequently registered for resale with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

(iv)            No Reliance.  In making its decision to purchase the Shares pursuant to this Agreement, such Purchaser has not requested, been furnished with, or relied on any information concerning the Company or the Shares that was provided to such Purchaser by the Seller.  Such Purchaser has conducted its own due diligence review of the Company and received copies or originals of all documents it has requested from the Company. Such Purchaser acknowledges and agrees that (i) the Seller or its affiliates or agents or any of the foregoing may now have, and in the future may have or acquire, non-public information with respect to the Shares or the Company in addition to any such information provided to the Seller by the Company, (ii) such non-public information may be material, and had it been provided to such Purchaser, might have affected such Purchaser’s decision with respect to purchasing the Shares, and (iii) notwithstanding the foregoing, such Purchaser agrees that the Seller, its affiliates and agents of any of the foregoing need not provide any such non-public information to it or any of its advisors or agents, it is not relying on any such information or its omission, and it hereby irrevocably and unconditionally waives any claims it might have had, whether under contract, tort, applicable law or otherwise, against the Seller or any affiliate thereof or any agent of any of the foregoing for any failure to provide any such non-public information.

(v)            Legends.  The Parties understand and agree that the sale of the Shares will not be registered at Closing, and any book-entry statements evidencing the Shares may bear the following legends (or substantially similar legend) and such other legends as may be required by applicable federal or state laws or under the Company’s organizational documents:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT
BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE
ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO
SUCH SECURITIES UNDER THE ACT OR UNLESS SUCH TRANSACTION
IS EXEMPT FROM REGISTRATION UNDER APPLICABLE FEDERAL AND
STATE SECURITIES LAWS”

ARTICLE III

 COMPANY COVENANT

Section 3.1 Transfer Agent Instruction.  Upon the execution of this Agreement, the Company shall deliver to AST letters of instruction substantially in the forms set forth in Exhibit A hereto and such letters of instructions shall not be revoked, amended or otherwise modified by the Company (i) without the prior written consent of the Purchasers and the Seller, or (ii) prior to the termination of this Agreement.  The Company also agrees to provide such additional instructions, certificates, signature indemnities or similar documents to AST as may be necessary to effect the transfer of the Shares on the books of the Company as contemplated hereby.

ARTICLE IV

 MISCELLANEOUS

Section 4.1 Survival of the Representations and Warranties.  All representations and warranties made by any Party shall survive the Closing.

Section 4.2 Governing Law; Jurisdiction.  This Agreement shall be governed and interpreted in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.  All disputes arising out of or in connection with this Agreement shall be submitted to the International Court of Arbitration of the International Chamber of Commerce and shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules.  The place of arbitration shall be New York, New York.

Section 4.3 Amendment.  This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties hereto.

Section 4.4 Binding Effect.  This Agreement shall inure to the benefit of, and be binding upon, each of the Seller and the Purchasers and their respective heirs, successors and permitted assigns and legal representatives.

Section 4.5 Assignment.  Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by Seller or any Purchaser without the express written consent of the other.  Any purported assignment in violation of the foregoing sentence shall be null and void.

Section 4.6 Notices.  All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of actual delivery if delivered personally to the Party or Parties to whom notice is to be given, on the date sent if sent by email, on the next business day following delivery to Federal Express properly addressed or on the day of attempted delivery by the U.S. Postal Service if mailed by registered or certified mail, return receipt requested, postage paid, and properly addressed as follows:

Any Party may change its address for purposes of this Section 4.6 by giving the other Party hereto written notice of the new address in the manner set forth above.

Section 4.7 Entire Agreement. This Agreement constitutes the entire understanding and agreement between the Parties hereto with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement.

Section 4.8 Severability.  If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

Section 4.9 Fees and Expenses.  Except as otherwise provided in this Agreement, each Party will bear its own direct expenses incurred in connection with the negotiation, preparation and execution of this Agreement.  The Seller will be responsible for any stock transfer taxes payable in connection with the sale of the Shares contemplated hereby.

Section 4.10 Headings.  The headings of the various articles and sections of this Agreement are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the section so designated.

Section 4.11 Execution in Counterparts.  For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

NOVO A/S

By:	/s/ Peter Haahr
Name: Peter Haahr
Title: Chief Financial Officer

Signature Page to Purchase Agreement

WILLET FUND, LP,
   a Texas Limited Partnership

By:	/s/ John E. Bateman
Name:	John E. Batema
Title:	Chief Operating Officer
CPMG, Inc, its General Partner

[Signature Page to Reata Pharmaceuticals, Inc. Purchase Agreement]

GALLOPAVO, LP,
   a Texas Limited Partnership

By:	/s/ John E. Bateman
Name:	John E. Batema
Title:	Chief Operating Officer
CPMG, Inc, its General Partner

[Signature Page to Reata Pharmaceuticals, Inc. Purchase Agreement]

ROADRUNNER FUND, LP,
   a Texas Limited Partnership

By:	/s/ John E. Bateman
Name:	John E. Batema
Title:	Chief Operating Officer
CPMG, Inc, its General Partner

[Signature Page to Reata Pharmaceuticals, Inc. Purchase Agreement]

YELLOW WARBLER, LP,
   a Texas Limited Partnership

By:	/s/ John E. Bateman
Name:	John E. Batema
Title:	Chief Operating Officer
CPMG, Inc, its General Partner

[Signature Page to Reata Pharmaceuticals, Inc. Purchase Agreement]

KILLDEER FUND, LP,
   a Texas Limited Partnership

By:	/s/ John E. Bateman
Name:	John E. Batema
Title:	Chief Operating Officer
CPMG, Inc, its General Partner

[Signature Page to Reata Pharmaceuticals, Inc. Purchase Agreement]

BLACKWELL PARTNERS LLC – SERIES A

By:	/s/ Adrienne C. Clough
Name:	Adrienne C. Clough
Title:	Investment Manager,
DUMAC, Inc., Authorized Agent

By:	/s/ Jannine M. Lall
Name:	Jannine M. Lall
Title:	Controller,
DUMAC, Inc., Authorized Agent

[Signature Page to Reata Pharmaceuticals, Inc. Purchase Agreement]

REATA PHARMACEUTICALS, INC.

By:	/s/ J. Warren Huff
Name: J. Warren Huff
Title: Chief Executive Officer, President and Secretary

[Signature Page to Purchase Agreement]

SCHEDULE I

Purchaser	Number of Class B Shares
WILLET FUND, LP,	102,120
KILLDEER FUND, LP	110,640
GALLOPAVO, LP	211,708
ROADRUNNER FUND, LP	386,285
YELLOW WARBLER, LP	355,591
BLACKWELL PARTNERS LLC – SERIES A	33,656
Total:	1,200,000

EXHIBIT A

FORMS OF LETTER OF INSTRUCTION

June 22, 2017

Lindsay Kies
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

Dear Ms. Kies,

Novo A/S (“Novo”) currently holds 2,401,969 shares of Class B Common Stock (“Class B Common Stock”) in Account number 0000010166 of Reata Pharmaceuticals, Inc. in book entry form, and wishes to sell 1,200,000 of these shares of Class B Common Stock (the “Class B Shares”) to certain funds (the “Funds,” and each, a “Fund”) listed below in the amounts listed in the table below.

Fund Name	Class B Shares	Current AST Class B Account Number
Willet Fund, LP	102,120	0000010221
Yellow Warbler, LP	355,591	0000010199
Killdeer Fund, LP	110,640	N/A
Gallopavo, LP	211,708	N/A
Roadrunner Fund, LP	386,285	N/A
Blackwell Partners LLC – Series A	33,656	N/A

Once AST receives a completed Transfer of Ownership form from Novo, please effect the transfer of the Class B Shares from Novo to the applicable Fund in the amounts listed in the table above. For the Funds that have an existing AST account holding shares of Class B Common Stock, please transfer the applicable shares in book entry form to the account number listed in the table. For the Funds that do not have existing AST accounts holding shares of Class B Common Stock (indicated by N/A in the account number column in the table above), please create a new Class B account for such Fund and transfer the applicable number of Class B Shares to the respective newly created account.

The Class B Shares held by Novo in book entry form currently have a restrictive legend. Please apply an identical legend to the Class B Shares post-transfer to the respective Fund.

Let me know if you have questions or need additional information.
Sincerely,

Michael D. Wortley
Chief Legal Officer

June 22, 2017

Lindsay Kies
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

Dear Ms. Kies,

The funds listed in the table below (the “Funds” and each a “Fund”) hold shares of Class B common stock (“Class B Common Stock”) of Reata Pharmaceuticals, Inc. (the “Company”) in book entry form (the “Class B Shares”). Please convert these Class B Shares into shares of Class A common stock of the Company (“Class A Common Stock”) and transfer them in book entry form into a newly created AST account designated to hold shares of Class A Common Stock.

Fund Name	Shares
Killdeer Fund, LP	110,640
Gallopavo, LP	211,708
Roadrunner Fund, LP	386,285
Blackwell Partners LLC – Series A	33,656

The Class B Shares currently have a restrictive legend. Please apply an identical legend to the shares of Class A Common Stock post-conversion.

Let me know if you have questions or need additional information.

Sincerely,

Michael D. Wortley
Chief Legal Officer